December 6, 2006

FOIA CONFIDENTIAL TREATMENT REQUEST

Sent Via Overnight Mail

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Linda Cvrkel, Branch Chief
Ms. Claire Erlanger

Re:	FOIA Confidential Treatment Request of
Mattel, Inc. (the “Company”)
File No. 001-05647

Dear Ms. Cvrkel and Ms. Erlanger:

On behalf of Mattel, Inc., and in accordance with Rule 83 of the Rules of Practice of the Securities and Exchange Commission (the “Commission”) (17 C.F.R. § 200.83), I request confidential treatment of the information identified as confidential, bearing Redaction Numbers 1 through 10, in the enclosed letter, dated December 6, 2006, of Mattel, Inc. to the Division of Corporation Finance, Securities and Exchange Commission, attention Ms. Linda Cvrkel and Ms. Claire Erlanger (the “Confidential Material”). Please promptly inform the undersigned of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

The Confidential Material constitutes privileged or confidential trade secrets or commercial or financial information, and is therefore entitled to confidential treatment under Rule 80(b)(4) of the Rules of Practice of the Commission (17 C.F.R. § 200.80(b)(4)). The Confidential Material has not previously been disclosed or made available to the public.

Pursuant to Rule 83, a copy of this request (but not the Confidential Material) is also being delivered to the Commission’s Office of Freedom of Information Act and Privacy Operations.

Any questions or notifications with respect to this request for confidential treatment should be directed to me at the address and telephone number set forth above.

Very truly yours,

/s/ Bob Normile

Bob Normile

Senior Vice President,

General Counsel and Secretary

Enclosure

cc	(without enclosure):
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA 22312-2413

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